SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
Exchange Act of 1934
(Amendment No. ______)

World Wrestling Entertainment, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, $.01 par value per share
(Title of Class of Securities)

98156Q108
(CUSIP Number of Class of Securities)
(Underlying Class A Common Stock)

Edward L. Kaufman, Esq.
World Wrestling Entertainment, Inc.
1241 East Main Street
Stamford, Connecticut 06902
(203) 352-8600
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

with copy to:
Michael C. McLean, Esq.
Kirkpatrick & Lockhart LLP
Henry W. Oliver Building
535 Smithfield Street
Pittsburgh, Pennsylvania 15222
Facsimile: (412)355-6501

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee(1)(2)

$17,548,332.50	$1,419.66

(1)  Estimated for purposes of calculating the amount of the filing fee only. This amount assumes that options to purchase 4,168,250 shares of Class A Common Stock, par value $.01 per share, of World Wrestling Entertainment, Inc., having an aggregate value of $17,548,332.50 will be exchanged and cancelled pursuant to this offer, in which one restricted stock unit (or, in some cases, a cash payment) is to be exchanged for every six options tendered. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Advisory No. 11 for fiscal year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals $80.90 per million dollars of the value of the transaction.

(2)  Calculated by multiplying the Transaction Valuation by 0.00008090

     [   ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.

     [  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate box(es) below to designate any transactions to which the statement relates:

     [   ] third-party tender offer subject to Rule 14d-1.

     [X] issuer tender offer subject to Rule 13e-4.

     [   ] going-private transaction subject to Rule 13e-3.

     [   ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

i

     The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the Federal securities laws.

Item 1. Summary Term Sheet

     The information set forth under “Summary of Terms” in the Offer to Exchange, dated December 16, 2003 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), incorporated herein by reference.

Item 2. Subject Company Information

     (a)  The name of the subject company is World Wrestling Entertainment, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 1241 East Main Street, Stamford, Connecticut, 06902 and its telephone number is (203)352-8600.

     (b)  The information set forth in the Offer to Exchange under “Summary of Terms” and Section 1 (“General Terms; Purpose”) is incorporated herein by reference.

     (c)  The information set forth in the Offer to Exchange under Section 9 (“Price Range of Class A Common Stock Underlying Eligible Options and Restricted Stock Unit Awards”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a)  The Company is the filing person and the subject company. The information set forth under Item 2(a) above and the information set forth in the Offer to Exchange under “Schedule A: Information Concerning Our Directors and Executive Officers” is incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a)  The information set forth in the Offer to Exchange under “Summary of Terms,” Section 1 (“General Terms; Purpose”), Section 2 (“Source and Amount of Consideration Terms of Restricted Stock Unit Awards”), Section 3 (“Procedures for Electing to Exchange Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Instructions for Submitting Documents in Connection with Offer”); Section 6 (“Termination; Amendment; Extension of Offer”), Section 8 (“Conditions for Completion of the Offer”), Section 11 (“Status of Eligible Options Acquired by the Company in the Offer; Accounting Consequences of the Offer”) and Section 12 (“Legal Matters; Regulatory/Stockholder Approval”) is incorporated herein by reference.

     (b)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning

Eligible Options”) and the information set forth in Item 4(a) above is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (e)  The information set forth in the Offer to Exchange under “Summary of Terms,” Section 2 (“Source and Amount of Consideration; Terms of Restricted Stock Unit Awards”), Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options”) and Section 12 (“Legal Matters; Regulatory/Stockholder Approvals”) is incorporated by reference. The Company’s 1999 Long-Term Incentive Plan and related form of stock option agreement and the Voting Agreement by and among the Company, Vincent K. McMahon, individually and as trustee of the Vincent K. McMahon Irrevocable Trust, and Linda E. McMahon filed as Exhibits (d)(1), (d)(2) and (d) (3), respectively, are incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a)  The information set forth in the Offer to Exchange under “Summary of Terms” and Section 1 (“General Terms; Purpose”) is incorporated herein by reference.

     (b)  The information set forth in the Offer to Exchange under “Summary of Terms” and Section 11 (“Status of Eligible Options Acquired by the Company in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

     (c)  The information set forth in the Offer to Exchange under Section 15 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a)  The information set forth in the Offer to Exchange under Section 2 (“Source and Amount of Consideration; Terms of Restricted Stock Unit Awards”) and Section 13 (“Fees and Expenses”) in incorporated herein by reference.

     (b)  Not applicable.

     (c)  Not applicable.

Item 8. Interest in Securities of the Subject Company.

     (a)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.

     (b)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

     (a)  Not applicable.

Item 10. Financial Statements.

     (a)  The information set forth on pages F-1 through F-26 of the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2003 and pages 2 through 12 of the Company’s Quarterly Reports on Form 10-Q for the fiscal quarters ended July 25, 2003 and October 24, 2003 is incorporated herein by reference. A copy of the financial statements contained in the Annual Report on Form 10-K for the fiscal year ended April 30, 2003 and the Quarterly Reports on Form 10-Q for the fiscal quarters ended July 25, 2003 and October 24, 2003 will be made available by the Company to any potential participant in this offer upon request. The full text of the Annual Report on Form 10-K for the fiscal year ended April 30, 2003 and the Quarterly Reports on Form 10-Q for the fiscal quarters ended July 25, 2003 and October 24, 2003, as well as the other documents the Company has filed with the Securities and Exchange Commission prior to, or will file with the Securities and Exchange Commission subsequent to, the filing of this Tender Offer Statement on Form TO can be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov or on the Company’s website at http://corporate.wwe.com. You can also request copies of these documents by contacting Investor Relations by mail at World Wrestling Entertainment, Inc., 1241 East Main Street, Stamford, Connecticut 06902, Attention: Investor Relations, or by phone at (203)352-8600.

     (b)  Not applicable.

Item 11. Additional Information.

     (a)  The information set forth in the Offer to Exchange under “Summary of Terms,” Section 2 (“Source and Amount of Consideration; Terms of Restricted Stock Unit Awards”), Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options”) and Section 12 (“Legal Matters; Regulatory/Stockholder Approval”) is incorporated herein by reference.

     (b)  Not applicable.

Item 12. Exhibits.

     The following are attached as exhibits to this Schedule TO:

(a)(1)	Offer to Exchange, dated December 16, 2003 (filed herewith).

(a)(2)	Introductory Letter and accompanying Letter of Transmittal (filed herewith).

(a)(3)	Form of Restricted Stock Unit Award Agreement (filed herewith).

(a)(4)	Form of e-mail to Eligible Option Holders Announcing Offer (filed herewith).

(a)(5)	Form of Election Withdrawal Notice (filed herewith).

(a)(6)	Form of Reminder Notice of Expiration of Offer (filed herewith).

(a)(7)	Form of Cover Letter (filed herewith).

(a)(8)	Presentation (filed herewith).

(a)(9)	Presentation (filed herewith).

(a)(10)	Press Release (filed herewith).

(a)(11)	The Company’s Annual Report on Form 10-K for its fiscal year ended April 30, 2003, filed with the Securities and Exchange Commission on July 3, 2003 (incorporated herein by reference).

(a)(12)	The Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended July 25, 2003, filed with the Securities and Exchange Commission on August 29, 2003 (incorporated herein by reference).

(a)(13)	The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 13, 2003 (incorporated herein by reference).

(a)(14)	The Company’s Quarterly Report on Form 10-Q for the fiscal year ended October 24, 2003, filed with the Securities and Exchange Commission on November 21, 2003 (incorporated herein by reference).

(a)(15)	The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 27, 2003 (incorporated herein by reference).

(a)(16)	The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 17, 2003 (incorporated herein by reference).

(a)(17)	The Company’s definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on July 31, 2003 (incorporated herein by reference).

(a)(18)	A description of the Company’s Class A common stock included in the Company’s Registration Statement on Form 8-A, which was filed with the Securities and Exchange Commission on September 22, 2000 (incorporated herein by reference).

(b)	Not applicable.

(d)(1)	The Company’s 1999 Long-Term Incentive Plan Incorporated herein by reference to Exhibit 10.1 to the Company Registration Statement on Form S-1 (No. 333-84327).

(d)(2)	Form of Stock Option Agreement under the Company’s 1999 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.1.A to the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 2003).

(d)(3)	Form of Voting Agreement by and among the Company, Vincent K. McMahon, individually and as trustee of the Vincent K. McMahon Irrevocable Trust, and Linda E. McMahon, dated as of December 16, 2003 (filed herewith).

(g)	Not applicable.

(h)	Not applicable.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

World Wrestling Entertainment, Inc.

By: /s/: Phillip B. Livingston

Name: Phillip B. Livingston
Title: Chief Financial Officer

Dated: December 16, 2003